Exhibit 99.1

RepliCel Presenting at Two Upcoming Investment and Partnering Forums

A Chinese-based investor forum in Toronto and an aesthetics & dermatology conference in Newport Beach showcase RepliCel among industry leaders, high-growth companies and active investors

VANCOUVER, Sept. 23, 2015 /CNW/ - RepliCel Life Sciences Inc. (OTCQB: REPCF) (TSX.V: RP), a clinical stage regenerative medicine company focused on the development of autologous cell therapies, today announced its CEO David Hall, and Vice President of Business and Corporate Development, R. Lee Buckler will be presenting at two conferences on September 26, 2015.

Orange County Summit on Aesthetics & Dermatology
CEO David Hall will be presenting at the 2nd Annual Orange County Summit on Aesthetics and Dermatology at the Hyatt Regency Newport Beach in California, September 26, 2015. The Aesthetics & Dermatology conference brings together industry leaders and innovators to present and review the latest trends and technologies shaping the future of aesthetics medicine. This day-long program promises an array of industry luminaries, noteworthy keynote speakers, panel discussions and presentations by emerging high-growth companies.  RepliCel Life Sciences was invited to present its cell-based dermal rejuvenation program and its next-generation dermal injector.

Orange County Summit on Aesthetics & Dermatology
Presenter: David Hall, CEO
When: September 26, 2015
Where: Hyatt Regency Newport Beach, CA
Presentation synopsis:

  RCS-01 skin rejuvenation product in Phase 1 clinical trial
  RCI-02 dermal injector device

Global Chinese Financial Forum 2015
Vice President Lee Buckler will be presenting at the Global Chinese Financial Forum (GCFF) 2015 at the Sheraton Parkway Toronto.  The GCFF, established in 2000, is one of the most reputable bi-lingual series in both North America and China. The GCFF provides a podium for high-net worth Asian investors in North America to connect with private and public companies specializing in the Technology and Life Sciences fields. This year's format includes corporate and industry expert presentations in both English and Chinese addressing 400+ pre-qualified high net-worth investors.

Global Chinese Financial Forum
Presenter: Lee Bucker
When: September 26, 2015
Where: Sheraton Parkway Toronto
Presentation synopsis:

  RepliCel's upcoming near-term milestones
  Current RCT-01 and RCS-01 clinical trial status
  Licensing partner, Shiseido's hair trial in Japan

About RepliCel Life Sciences
RepliCel is a regenerative medicine company focused on developing autologous cell therapies that address diseases caused by a deficit of healthy cells required for normal healing and function. The company's RCT-01, RCS-01, and RCH-01 cell therapies are designed to treat chronic tendinosis, damaged or aging skin, and pattern baldness. All product candidates are based on RepliCel's innovative technology utilizing cell populations isolated from a patient's own healthy hair follicles. The company is also developing a propriety injection device optimized for the administration of its products and licensable for use with other dermatology applications.  The company's product pipeline is comprised of multiple clinical trials anticipated to launch through Q1 2015 in addition to Shiseido's own clinical trial of RCH-01 and the device in late prototype development. Visit www.replicel.com for additional information.

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

SOURCE RepliCel Life Sciences Inc.

%CIK: 0001205059

For further information: CORPORATE/MEDIA: Tammey George, Director of Communications, Telephone: 604-248-8696, tg@replicel.com; INVESTOR RELATIONS: Lee Buckler, VP Business & Corporate Development, Telephone: 604-248-8693, lee@replicel.com

CO: RepliCel Life Sciences Inc.

CNW 08:00e 23-SEP-15